Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
REGIONAL BRANDS INC.

_______________________________________________

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

It is hereby certified that:

1.           The name of the corporation is: Regional Brands Inc. (the “Corporation”).  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 27, 1986.

2.           The amendment to the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment is to reduce the number of shares of Common Stock the Corporation is authorized to issue and to reflect a reverse stock split, with a ratio of 0.001:1, of the Corporation’s Common Stock, par value $.00001 per share, so that each one (1) issued and outstanding or treasury share of the Corporation’s Common Stock will become 0.001of an issued and outstanding or treasury share of the Corporation’s Common Stock.

3.           To accomplish the foregoing amendments, the Corporation’s Certificate of Incorporation is hereby amended by striking the article “FOURTH” thereof, so that, as amended, said article “FOURTH” shall read in its entirety, as follows:

“FOURTH:  The Corporation shall be authorized to issue the following shares:

Class	Number of Shares	Par Value
Common Stock	50,000,000	$.00001

Preferred Stock	5,000,000	$.01

Effective at 12:01 a.m., Eastern Daylight Time, on July 26, 2016 (the “Effective Time”), each one (1) share of Common Stock of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified and continued, without any action on the part of the holder thereof (the “Reverse Split”), as 0.001 of a share of post-Reverse Split Common Stock (the “New Common Stock”). The Corporation shall round up any fractional shares of New Common Stock, on account of the Reverse Split, to the nearest whole share of Common Stock.

Each stock certificate that immediately prior to the Effective Time represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, subject to the elimination of fractional share interests as described above; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.  From and after the Effective Time, the term “New Common Stock” as used in this Article Fourth shall mean Common Stock as otherwise used in this Certificate of Incorporation.”

4.           The amendments of the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment were duly authorized by the Board of Directors of the Corporation and the stockholders holding a majority of the outstanding shares of Common Stock of the Corporation entitled to vote thereon by written consent in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

5.           The foregoing amendments shall be effective as of the time this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Regional Brands Inc. has caused this Certificate of Amendment to be signed by Brian Hopkins, its Chairman, Chief Executive Officer and President, this 22nd day of July 2016.

REGIONAL BRANDS INC.

By:	/s/ Brian Hopkins
Name:	Brian Hopkins
Title:	Chairman, Chief Executive Officer and President